FINANCIAL HIGHLIGHTS

(in thousands, except per basic data)

	Quarter Ended December 31		Year Ended December 31	
	2008	**2007**	**2008**	**2007**
Operating Revenue	$ 135,988	$ 95,167	$ 493,332	$ 363,227
Direct cost	120,462	81,385	429,525	305,610
Gross Profit	15,526	13,782	63,807	57,617
Selling, general and administrative	8,832	11,138	32,208	34,774
Operating Income	$ 6,694	$ 2,644	$ 31,599	$ 22,843
Other Income (Expense):				
Other income (expense)	(73)	(118)	60	344
Interest income (expense), net	(380)	(619)	(1,636)	(2,514)
Income before Provision for Income Taxes	$ 6,240	$ 1,907	$ 30,023	$ 20,673
Provision for Income Taxes	2,181	486	11,765	8,209
Net Income	$ 4,059	$ 1,421	$ 18,258	$ 12,464
Net Income Per Common Share:				
Basic	$ 0.15	$ 0.05	$ 0.67	$ 0.46
Diluted	$ 0.15	$ 0.05	$ 0.66	$ 0.45
Weighted Average Shares Used in Computing Net Income Per basic:				
In thousands				
Basic	27,293	27,034	27,180	26,916
Diluted	27,576	27,903	27,672	27,435

Selected Balance Sheet Information (in thousands):

	As of	
	Dec. 31, 2008	Dec. 31, 2007
Cash	$ 1,000	$ 908
Working capital	58,586	42,915
Property and equipment, net	5,744	6,472
Total assets	152,705	119,590
Long-term debt, net of current portion	23,614	29,318
Stockholders' Equity	76,766	55,797

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XBRL report	eng-20081231.xml	📎
XBRL taxonomy schema	eng-20081231.xsd	📎
XBRL taxonomy linkbase	eng-20081231_pre.xml	📎
XBRL taxonomy linkbase	eng-20081231_lab.xml	📎
XBRL taxonomy linkbase	eng-20081231_cal.xml	📎